Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	DXC Pro Forma	CSC
	Twelve Months Ended	Twelve Months Ended
(Amounts in millions, except ratios)	March 31, 2017	March 31, 2017	April 1, 2016	April 3, 2015	March 28, 2014	March 29, 2013
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$(325)	$(174)	$10	$(671)	$694	$(249)
Fixed charges	632	166	271	172	193	235
Less: Preference security dividend requirements of consolidated subsidiaries	(1)	(1)	(2)	(3)	(2)	—

Earnings as adjusted	$306	$(9)	$279	$(502)	$885	$(14)

Fixed charges:
Interest expense (a)	$314	$117	$123	$126	$128	$165
Loss on early extinguishment of debt (b)	—	—	97	—	—	—
Portion of rental expense representative of the interest factor (b)	318	49	51	46	65	70

Fixed Charges	$632	$166	$271	$172	$193	$235

Combined fixed charges and preference dividends:
Interest expense (a)	$314	$117	$123	$126	$128	$165
Loss on early extinguishment of debt (b)	—	—	97	—	—	—
Portion of rental expense representative of the interest factor (b)	318	49	51	46	65	70
Preference security dividend requirements of consolidated subsidiaries	1	1	2	3	2	—

Combined fixed charges and preference dividends	$633	$167	$273	$175	$195	$235

Ratio:
Ratio of earnings to fixed charges	—	—	1.0	—	4.6	—
Ratio of earnings to combined fixed charges and preference dividends	—	—	1.0	—	4.5	—
In-text links
Earnings were insufficient to cover both fixed charges and combined fixed charges and preference dividends during fiscal 2012, 2015 and 2017 fixed charges	326	175	—	674	—	249
combined fixed charges and pref. dividends	327	176	—	677	—	249